Exhibit 99.45

Consent of Independent Registered Chartered Accountants

We hereby consent to the use in this Annual Report on Form 40-F/A of our report dated April 26, 2010 relating to the consolidated financial statements of Loncor Resources Inc. as at December 31, 2009 and 2008 and for the two years ended December 31, 2009.

We hereby consent to the use in this Annual Report on Form 40-F/A or our report dated April 12, 2011 on the supplemental information entitled “Item 18 Reconciliation to United States Generally Accepted Accounting Principles” for the two years ended December 31, 2009.

/s/ BDO Canada LLP

BDO Canada LLP
Independent Registered Chartered Accountants
Toronto, Ontario, Canada
April 12,  2011